SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 100-792, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Woori Bank’s Preliminary Financial Performance Figures

for the Second Quarter of 2016

The preliminary financial performance figures for Woori Bank for the six-month period ended on June 30, 2016, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		1H 2016	2H 2015	% Change Increase (Decrease)	1H 2015	% Change Increase (Decrease)
Revenue*	Specified Half	12,243,074	11,106,651	10.23	9,374,931	30.59
	Cumulative Basis	12,243,074	20,481,582	—	9,374,931	30.59

Operating Income	Specified Half	949,103	779,093	21.82	572,494	65.78
	Cumulative Basis	949,103	1,351,586	—	572,494	65.78

Income before Income Tax Expense	Specified Half	911,121	764,372	19.20	687,575	32.51
	Cumulative Basis	911,121	1,451,946	—	687,575	32.51

Net Income	Specified Half	757,787	546,573	38.64	528,819	43.30
	Cumulative Basis	757,787	1,075,392	—	528,819	43.30

Profit to the Equity Holders of the Parent Entity	Specified Half	750,266	542,299	38.35	516,858	45.16
	Cumulative Basis	750,266	1,059,157	—	516,858	45.16

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

The above figures are prepared in accordance with Korean International Financial Reporting Standards.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: July 19, 2016	By:	/s/ Kwang-Seok Kwon
(Signature)

Name: Kwang-Seok Kwon
Title: Managing Director